April 27, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: YCQH Agricultural Technology Co. Ltd

Registration Statement on Form S-1/A

Filed April 16, 2021

File No. 333-252500

To the men and women of the SEC:

On behalf of YCQH Agricultural Technology Co. Ltd., (“we”, “us”, or the “Company”), are responding to comments provided orally by SEC staff, addressed to Ms. Wang Min, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 16, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Additional Note: We have updated the date of the S-1/A throughout to April 27, 2021

SEC Comment(s) Analysis

1. Please include a currently dated consent that references the appropriate S-1/A.

Company Response: We have included herein an updated consent that references this S-1/A Amendment #3.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 27, 2021

/s/ Wang Min

Wang Min

Chief Executive Officer